FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Celltech Announces Receipt Of CDP 870 Phase III Milestone Payment From Pharmacia

Celltech Announces Receipt Of CDP 870 Phase III Milestone Payment From Pharmacia

SLOUGH, UK - Nov 26, 2002: Celltech Group plc (LSE: CCH ; NYSE: CLL) announced today that it has received a $10 million milestone payment from Pharmacia Corporation (NYSE: PHA), relating to the initiation of Phase III clinical development with CDP 870 in rheumatoid arthritis during October 2002. This payment will be reflected as other operating income in Celltech's second half financial results.

Under the terms of Celltech's collaboration on CDP 870 with Pharmacia, announced in March 2001, it could receive further milestone payments of up to $220 million subject to the achievement of certain development and sales milestones. The significant majority of these milestone payments will be based on the achievement of certain sales levels.

Contacts:

Peter Allen - Finance Director - (44) (0) 1753 534655
Richard Bungay - Director of Corporate Communications
Jon Coles Brunswick (London) - (44) (0) 207 404 5959
Fiona Fong Brunswick (London) - (44) (0) 207 404 5959
Cindy Leggett-Flynn - Brunswick (New York) - (1) (212) 333 3810

Celltech Group plc (NYSE: CLL; LSE: CCH) is one of Europe's largest biotechnology companies, with an extensive late stage development pipeline and a profitable, cash-generative pharmaceutical business. Celltech also possesses drug discovery capabilities of exceptional strength, including a leading position in antibody engineering. More details can be found at www.celltechgroup.com.

Notes for editors

CDP 870 is a high-affinity humanised PEGylated antibody fragment targeting TNF-alpha, a key mediator of inflammation, being developed in collaboration with Pharmacia under a worldwide co-development and co-promotion agreement announced in March 2001. Pharmacia made an upfront payment of $50 million to Celltech following signature of this deal. In October 2002 Pharmacia initiated a large Phase III clinical development programme with CDP 870 as a treatment for rheumatoid arthritis. Celltech is currently finalising plans for Phase III clinical development of CDP 870 as a treatment for Crohn's disease, expected to commence during 2003.

Celltech desires to take advantage of the "Safe Harbor" provisions of the US Private Securities Litigation Reform Act of 1995, with respect to forward-looking statements contained within this document. In particular certain statements with regard to timing of development programmes and the potential receipt of milestone payments, are forward looking in nature. By their nature forward looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements. The following factors, although not exhaustive, could cause actual results to differ materially from those the Company expects: unanticipated difficulties in the design or implementation of preclinical and clinical trials, studies and investigations, results from clinical trials, studies and investigations that are inconsistent with previous results and the Company's expectations, unavailability of raw materials or other interruptions in production both internal and external, and the failure of the Company's development, manufacturing and marketing partners to perform their contractual obligations. Other factors that could affect these forward-looking statements are described in the Company's reports filed with the US Securities and Exchange Commission. The forward looking statements included in this document represent the Company's best judgement as of the date hereof based in part on preliminary information and certain assumptions which management believes to be reasonable. The Company disclaims any obligation to update these forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 23 April, 2003